Man Sang Holdings, Inc. Suite 2208-14, 22/F Sun Life Tower, The Gateway, 15 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong	August 21, 2008

To:	Mr. Scott Stringer
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0308
U.S.A.

Re:	Man Sang Holdings, Inc. (File No. 000-32592)
Form 10-K: For the Fiscal Year Ended March 31, 2008, Filed June 27, 2008.

Dear Mr. Stringer,

We have reviewed the questions in your letter dated August 7, 2008 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.	Man Sang Holdings, Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (852) 2317-9368 or Kenny Cheung, the Company’s Deputy Financial Controller, at (852) 2317-9316.

Very truly yours,
/s/ Martin Pak Wai Keung
Martin Pak Wai Keung
Chief Financial Officer

Item 7. Management’s Discussion and Analysis, page 25
Critical Accounting Policies and Estimates, page 35
Long lived assets, page 36

1.

Tell us and disclose your goodwill impairment policy (recognition and measurement) in accordance with paragraphs 19-22 of SFAS 142. Clarify and distinguish the policy from that for long lived assets to be held and used pursuant to paragraphs 7-8 of SFAS 144.

Our goodwill impairment policy is as follows:-

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company reviews the carrying amount of its recorded goodwill annually or in interim periods if circumstances indicate a potential impairment. The impairment review is performed at the reporting unit level, which is one level below an operating segment. The goodwill impairment test is a two-step process and requires management to make certain judgments in determining what assumptions to use in the calculation. The first step in the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenue and profit forecasts. Management then compares its estimate of the fair value of the reporting unit with the reporting unit’s carrying amount, which includes goodwill. If the estimated fair value is less than the carrying amount, an additional step is performed that compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. The determination of a reporting unit’s implied fair value of the goodwill requires management to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the implied fair value of the goodwill. To the extent that the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recorded in the period of identification.

Our long-lived assets policy, as distinguished from our goodwill impairment policy, is as follows:-

The Company periodically evaluates the carrying value of long-lived assets to be held and used whenever events and circumstances indicate that the carrying value of the asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets.

We agree that our goodwill impairment should be disclosed in accordance with paragraphs 19-22 of SFAS 142 and that this policy should be clarified and distinguished from that for long lived assets to be held and used pursuant to paragraphs 7-8 of SFAS 144 to ensure that investors have a fuller understanding of these policies. In order to adequately address this comment, we affirm that we will include such disclosure in our annual report filed on Form 10-K for the fiscal year ended March 31, 2009.

Item 9A. Controls and Procedures, page 38
Evaluation of Disclosure Controls and Procedures, page 38

2.

Tell us how you were able to provide true and accurate Item 9A disclosures regarding Controls and Procedures in your Form 10-K. The material control weakness disclosed in the section appears to indicate that you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A disclosures. Please advise.

As initially reported in our Form 10-K filed on June 27, 2008 (“Form 10-K”), we identified a material weakness in our internal control over financial reporting prior to the filing of our Form 10-K, which we described in the Form 10-K as follows:

“During fiscal year 2008…we accounted for portions of our new property sales as liabilities, which is not in accordance with U.S. GAAP principles. In addition, we accounted for portions of our new property sales as revenues without reference to U.S. GAAP principles, which set specific initial investment thresholds to account for such transactions as sales. As a result of this practice, we were required to make adjustments in our financial statements to properly reflect U.S. GAAP principles.”

As initially reported in our Form 10-K, we believe that the primary reasons for the material weakness are attributable to (1) a significant expansion in our property development operations, which involves complex accounting principles and requires specialized personnel with specific U.S. GAAP knowledge and experience; and (2) a lack of such specialized personnel during the period in question.

Our auditors first identified this material weakness in connection with the annual audit process related to our financial statements for fiscal year 2008, the first period in which we engaged in such transactions and therefore the first period for which accounting for such transactions became necessary. As reported in our Form 10-K, all the errors or misapplications relating to this material weakness were resolved prior to the filing of our Form 10-K.

The following summarizes the steps we have taken or plan to take and the procedures we have implemented or plan to implement to correct the identified material weakness:

  We have instituted monthly business reviews led by our Chief Executive Officer and monthly operating and financial statement reviews by various levels of our management team, including our executive officers.

  We are taking steps to create a new disclosure review group in order to further formalize our internal review processes related to preparation of our SEC reports and other public disclosures, which will include directors, executive management, senior financial management and senior operating personnel.

  We are expanding our educational assistance to all our accounting staff to ensure a thorough and consistent understanding of changes in accounting principles and modifications and enhancements in our internal controls and procedures.

  In connection with future annual audits, we intend to (1) establish audit start and progress dates that ensure that internal staff has adequate time to complete the process and senior management review prior to the commencement of the audit field work, and (2) consult on a timely basis with our independent auditors or third-party consultants, if necessary, regarding any complex issues of interpretation or application of U.S. GAAP principles that may arise.

  We will continue to refine and enhance our internal controls and procedures.

Accordingly, we believe that not only does our accounting for property development and sales of new properties fairly present, in all material respects, our financial position, results of operations, and cash flows for past periods, but that the additional measures and procedures discussed above will further enhance our ability to provide true and accurate Item 9A disclosures in the future. We also anticipate making further improvements and refinements on an ongoing basis

We acknowledge the substantial overlap between internal controls over financial reporting and disclosure controls and procedures. Although we anticipate that our disclosure controls and procedures will continue to improve concurrently with the improvements in our internal controls over financial reporting, we believe that our disclosure controls and procedures were effective, as stated in our SEC reports, for the following reasons:

  All corporate disclosure was reviewed by our Chief Executive Officer and Chief Financial Officer prior to the filing of our Form 10-K

  All corporate disclosure was reviewed by additional reviewers, including our Board of Directors, Audit Committee, independent auditor and external legal counsel prior to the filing of our Form 10-K and each reviewer was given adequate time and opportunity to review this disclosure and inquire about comments made by others.

  All real estate sales transactions were reviewed thoroughly by our Deputy Financial Controller to ensure the transactions were recorded in accordance with U.S. GAAP prior to the filing of our Form 10-K.

  The weakness in our internal controls over financial reporting did not result in any material misstatements or accounting errors in any of our SEC reports.

We believe that we maintain a level of financial reporting and accounting expertise among our financial executives that is adequate and appropriate given the size and circumstances of our operations. Taken together, we believe that the level of experience and knowledge of our financial and accounting personnel is adequate, appropriate, and in excess of that possessed by many other businesses of similar size.

The expansion in our property development operations during fiscal year 2008 created the need for specialized personnel with specific U.S. GAAP knowledge to handle certain complex accounting principles. We believe that we were able to address this need on a timely basis to ensure that there was no misstatement in our financial statements in our Form 10-K and believe that our disclosure controls and procedures were and, with the implementation of the remediation efforts discussed above, will continue to be sufficient to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In order to adequately address this comment, we affirm that we will disclose in our upcoming Form 10-Qs and annual report filed on Form 10-K for the fiscal year ended March 31, 2009 the subsequent and continuing remediation steps taken to address this material weakness.

Note 2. Summary of Significant Accounting Policies, page F-9 Revenue Recognition, page F-11

3.

Refer to the disclosures on real estate operations on page 29. We note that you recognized HK$228 million presales of phase one market units in the CP&J project as revenues during the fourth fiscal quarter 2008. In that regard, explain to us what do you meant [sic] by the “presales” arrangement. Advise us and expand your disclosures on how you apply SFAS 66 and SAB Topic 13 in recognizing revenues for these units.

We held a grand opening ceremony, a marketing event, for the phase one market center of CP&J City in Zhuji, China on April 18, 2008. At this grand opening ceremony, which represented a significant milestone in our property development operations, our customers, suppliers, bankers and business associates (“Ceremony Attendants”) were invited and introduced to CP&J City. In an effort to differentiate to Ceremony Attendants which market center units were sold before this grand opening ceremony, we referred to such sales as "presales". The use of this term "presale" was carried over to our Form 10-K. However, the revenue of HK$228 million recognized during the fourth quarter of fiscal year 2008 represents actual sales to purchasers that involved the transfer of the usual risks and rewards of ownership to the purchaser in accordance with SFAS 66 and SAB Topic 13.

In general, our sales of units in CP&J City’s phase one market center are straightforward. The terms contained in our sales contracts for these units clearly indicate the responsibilities of the seller and purchaser; and both the seller and purchaser are bound by sales contracts which are legally enforceable in China. We recognized our sales of these units as revenue during the fourth quarter of fiscal year 2008 since the profit arising from these sales was determinable and collectibility was reasonably assured. In addition, we were not obliged to perform significant activities after the sale date to earn the profit associated with these units.

In accordance with SFAS No. 66, "Profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met: (a) a sale is consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) the seller’s receivable is not subject to future subordination; (d) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property."

Specifically, we entered into mutually binding sales contracts with the purchasers of these units, the terms of which are legally enforceable in China. We considered the purchasers’ initial and continuing investments to be adequate to demonstrate their commitment to pay for the units and to indicate a reasonable likelihood that we would collect the receivable as necessary financing was arranged between the purchasers and their bankers. We did not recognize the sales of units when the cash down payment was below our minimum initial investment limit of 20% of the total sales value.

In addition, our receivables arising from sales of these units were not subject to future subordination. Pursuant to the said sale contracts, we were not obliged to perform any significant activities after our sales of the CP&J City phase one market center units. Substantial risks and rewards of ownership transferred to the purchasers of these units and were not retained by us. We consider the degree of our continuing involvement with these units after their sale to be low. Accordingly, we believe our sales during the fourth quarter of fiscal year 2008 qualified for recognition of profit by the full accrual method under SFAS No. 66.

In accordance with the revenue recognition criteria of SAB Topic 13, we consider the persuasive evidence of an arrangement existed when the units were sold and revenue was recognized. We and the purchasers entered into legally enforceable sales contracts. The price for the purchased units was fixed and the parties were obliged to comply with the contract in relation to the purchased units under the terms of the sales contract.

Moreover, the purchasers provided written acceptance and took formal possession of the units in the fourth quarter of fiscal year 2008, when we recognized revenue. Therefore, the risks and rewards of ownership had passed to the purchasers of the units. Finally, we considered collectibility to be reasonably assured as (1) the purchasers provided cash down payments; and (2) the financing arrangements between the purchasers and their banks indicated a reasonable likelihood of collection. Based on these conditions, we consider our revenue recognition policy on sales of units to conform to the provisions of SAB Topic 13.

The expanded explanation of our accounting policy of revenue recognition is as follows:

The Company recognizes revenue at the time products are shipped to customers and collectibility for such sales is reasonably assured. The Company recognizes the sales of real estate under the full accrual method pursuant to the provisions of Statement of Financial Accounting Standards No. 66 “Accounting for Sales of Real Estate”. The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. Profit on real estate sales transactions are not recognized by the full accrual method until all of the following criteria are met: (a) a sale is consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) the seller’s receivable is not subject to future subordination and (d) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. If these criteria are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate. Property rental income is recognized on a straight-line basis over the term of the lease, and is stated at the gross amount.

We agree that we should provide more detailed disclosure with respect to our accounting policy of revenue recognition to ensure that the reader of our Form 10-K fully understands this policy and affirm that we will include such disclosure in our annual report filed on Form 10-K for the fiscal year ended March 31, 2009.

Note 8. Real Estate Investment, page F-18

4.

We note your disclosures that “[p]art of shops in the market centre in Zhuji is held for sale and part of it is held for lease”. Please separately classify the appropriate portion of the real estate as held for sale or tell us why you are not required to do so.

When planning the development of the market center in CP&J City, Zhuji, we set aside a portion of the units for sale and a portion of the units for lease. We therefore classify these units into two categories. Completed units held for sale are included in the balance sheet under the category “Completed properties held for sale” (see page F-4 of the Form 10-K). Remaining units held for lease are included in the balance sheet under the category “Real estate investment, net” (see page F-4 and Note 8, page F-18 of the Form 10-K).

As a result, the disclosure in Note 8, page F-18, should read as follows:

A portion of the units in the market center in Zhuji is held for sale and a portion is held for lease. The portion of units held for lease is classified as real estate investment and is leased to unaffiliated third parties under non-cancelable operating lease agreements. The properties held for sale, valued at approximately HK$158 million, are classified as current assets and have been included separately in the balance sheet under the category “Completed properties held for sale.”

We agree that we should separately classify the appropriate portions of real estate that are held for lease and held for sale. In order to adequately address this comment, we affirm that we will include such disclosure in Note 8. Real estate investment of our annual report filed on Form 10-K for the fiscal year ended March 31, 2009.

5.

Provide us a rollforward schedule of your real estate investment from FY2007 to FY2008. Tell us and disclose the nature of the HK$10.5 million gain on sale of real estate investment in 2008

Rollforward schedule of real estate investment

		Other Regions
	Hong Kong	of the PRC	Total
		(HK$ in thousands)
Balance at April 1, 2007
At cost	36,280	39,010	75,290
Accumulated depreciation	(7,290)	(7,021)	(14,311)
	28,990	31,989	60,979
Addition	-	365,807	365,807
Disposal	(14,515)	-	(14,515)
	14,475	397,796	412,271
Depreciation	(631)	(1,945)	(2,326)
Balance at March 31, 2008	13,844	395,851	409,695

Represented by:-
Balance at March 31, 2008
At cost	17,622	404,818	422,440
Accumulated depreciation	(3,778)	(8,967)	(12,745)
	13,844	395,851	409,695

A property located at 2nd Floor of Silvercrest, No. 24 Macdonnell Road, Midlevels, Hong Kong, which had been leased to unaffiliated third parties, had been held since November 1996 and was classified as real estate investment. Its carrying value or cost less depreciation amounted to HK$14.5 million as of December 31, 2007, when it was sold for HK$25 million. Thus, it resulted in a gain on sale of real estate investment of HK$10.5 million during the fiscal year 2008. As this was a sale of a real estate investment rather than a trading of properties, a gain on sale of a real estate investment was separately disclosed as non-operating income in statements of income and comprehensive income.

The sale of this property, including its address and its use right before the sale occurred, has been disclosed in on page 11 under “Item 1. Business – Real Estate in Hong Kong.” We believe that this disclosure is sufficient for readers of the Form 10-K to understand the nature of the gain on sale of real estate investment in 2008 and respectfully submit that no additional disclosure is necessary.

6.	Provide Schedule III – Real Estate and accumulated depreciation pursuant to Rule 5-04 of Regulation S-X.

Schedule III – Real estate and accumulated depreciation

											Life on
											Which
		Initial Cost to Company			Gross Amount at Which Carried at Close of Period						Depreciation
				Cost				Accumulated			in Latest
			Land,	Capitalized		Land,		Depreciation			Income
			Building and	Subsequent to		Building and		and	Date of	Date	Statements is
Descriptions	Encumbrance	Land	Improvement	Acquisition	Land	Improvement	Total	Amortization	Construction	Acquired	Computed
	(HK$ in thousands)
Office	-	-	837	-	-	837	837	409	1982	May 14, 1988	50 years
building
(Hong Kong)
Residential	-	-	15,774	-	-	15,774	15,774	3,168	1998	March 16, 1998	50 years
building
(Hong Kong)
Car park	-	-	1,011	-	-	1,011	1,011	201	1998	May 25, 1998	50 years
(Hong Kong)
Industrial	-	-	39,011	-	-	39,011	39,011	8,154	1992-1994	1992-1994	50 years
buildings
(the PRC)
Market Center	132,516	153,936	211,871	-	153,936	211,871	365,807	813	2008	2008	50 years
(the PRC)
	145,122	153,936	268,504	-	153,936	268,504	422,440	12,745

Reconciliations of total real estate carrying value are as follows:

	Year Ended March 31,
	2008	2007	2006
	(HK$ in thousands)
Balance at beginning of period	75,290	75,290	58,117
Addition during period:-
Acquisition	365,807	-	17,173
	441,097	75,290	75,290
Deduction during period:-
Deposition of real estate	(18,657)	-	-
Balance at end of period	422,440	75,290	75,290

Reconciliations of accumulated depreciation are as follows:

	Year Ended March 31,
	2008	2007	2006
	(HK$ in thousands)
Balance at beginning of period	14,311	12,452	10,973
Addition during period:-
Charged to profit or loss	2,576	1,859	1,479
	16,887	14,311	12,452
Deduction during period:-
Deposition of real estate	(4,142)	-	-
Balance at end of period	12,745	14,311	12,452

We agree that “Schedule III – Real estate and accumulated depreciation” should have been disclosed in our Form 10-K and affirm that we will include such disclosure in our annual report filed on Form 10-K for the fiscal year ended March 31, 2009.

Note 19. Concentrations of Credit Risk and Major Customers, page F-27

7.	We note the significant increase in account receivables balances from 2007 to 2008. Please tell us the drivers behind the increase. Explain to us why the related allowance for doubtful accounts decreased from 2007 to 2008 in light of the significant increase in account receivable balances.

Segment accounts receivable:

	2008	2007	Increase
	(HK$ in thousands)
Pearl	85,670	56,921	28,749
Real estate	79,766	-	79,766
Total	165,436	56,921	108,515

We commenced the sales of the market center units in CP&J City in the fourth quarter of fiscal year 2008. The increase of HK$79.8 million in accounts receivable associated with the sales of the market center was the major driver of the increase in total accounts receivable from HK$56.9 million in 2007 to HK$165.4 million in 2008. In addition, the increase in total accounts receivable was due to an increase in net sales made to the customers of our Pearl Operations on credit terms as opposed to cash settlement. All of our customers have a good and long-standing relationship with us and most are well-known global companies. We regularly review their credit standing and keep their credit within our approved limits. We believe no additional allowances are required, and the net balances are fully collectable.

Related allowance for doubtful accounts decreased from 2007 to 2008 despite the significant increase in account receivable balances due to the write-back of HK$5.3 million related to a reserve of accounts receivable from specific customers that the Company felt was uncollectible in prior years (See our response to Comment 8 below). This receivable was collected during the fiscal year ended March 31, 2008. As a result, related allowance for doubtful accounts related to this specific reserve decreased accordingly.

8.	Explain to us the circumstances that led to the write-back of HK$5.3 million or reduction to the allowance for doubtful accounts in 2008. Tell us and disclose your accounting policy regarding the reduction of allowance for doubtful accounts here and in MD&A on page 35.

Accounting policy in respect of “Allowance for doubtful accounts and write-back is as below:

Allowance for doubtful accounts and write-back
We maintain an allowance for doubtful accounts based on estimates of the credit-worthiness of our customers and probable losses inherent in the account receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available sources of information. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances might be required. If the troubled accounts are collected or there is evidence that indicates the conditions leading to an impairment of their ability to make payments no longer exists, a write-back of allowance for doubtful accounts is recognized in the income statement during the period in which the write-back occurs.

The write-back of HK$5.3 million related to a reserve of accounts receivable from specific customers that the Company felt was uncollectible in prior years. This receivable was collected during the fiscal year ended March 31, 2008. As such the write-back of the allowance for doubtful accounts related to this specific reserve is appropriate.

We adopted the above accounting policy regarding the reduction of allowance for doubtful accounts in fiscal year 2008. We agree that a more detailed description of this policy should be disclosed to ensure that the reader of our Form 10-K fully understands this policy and affirm that we will include such disclosure in our annual report filed on Form 10-K for the fiscal year ended March 31, 2009.

Note 21 Segment Information, page F-27

9.	Please revise to include segments’ interest revenue and interest expenses pursuant to paragraph 27 of SFAS 131.

During the fiscal year ended March 31, 2008, we had interest income of HK$17,872,000 credited to the consolidated statement of income and had no interest expense charged to the consolidated statement of income.

Paragraph 27 of SFAS 131 provides, “An enterprise also shall disclose the following about each reportable segment if the specified amounts, (a) are included in the measure of segment profit or loss reviewed by the chief operating decision maker or (b) are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss.”

Our cash management is centralized in our headquarters in Hong Kong. It acts as a hub of cash flow and is responsible for all funding and investing activities. It manages the sources and uses of cash across our subsidiaries. As a result, our internal reporting on interest income and interest expenses is not divided by reportable segments but on a group basis.

Therefore, we believe interest income and interest expense need not be included in each reportable segment, and therefore no disclosure is required under SFAS 131.